7733 Forsyth Boulevard Suite 800 St. Louis, Missouri 63105	Phone: 314.854.8000 Fax: 314.854.8003 www.Belden.com

December 14, 2012

Via EDGAR and Facsimile (703-813-6968)

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Rufus Decker

Re:	Belden Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 29, 2012

Form 8-K

Filed November 8, 2012

File No. 1-12561

Dear Mr. Decker:

In this letter, we have included Belden’s responses to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated November 16, 2012. Set forth below are the Staff’s comments, in bold, together with our responses. All references to page numbers in this letter correspond to pagination in the filings referenced above.

Form 10-K for the Year Ended December 31, 2011

Management’s Discussion and Analysis, page 19

Significant Trends and Events in 2011, page 20

1.	In future filings, please expand your discussion in this section to provide specific examples of how the factors cited have impacted results so that investors can discern how these material trends and uncertainties will have, or are reasonably likely to have, a material impact on your future results of operations. In particular, we note that your disclosure states that your operating results can be affected by changes in prices of commodities, including copper, but it does not address the specific fluctuation in copper prices during 2011 or how this impacted your financial results. Please revise accordingly in future filings. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

In future filings, we will expand our discussion within Management’s Discussion and Analysis to provide specific examples of how any material factors that are cited have impacted results. In particular, to the extent that operating results have been affected materially by changes in prices of commodities such as copper, we will include appropriate disclosure about how this impacted our financial results.

Results of Operations, page 20

2.

In future filings, please identify the material factors that led to changes in your year-over-year operating results within each of your segments, and quantify such factors, as practicable. For example, we note that in your earnings call for the fourth quarter of 2011, you identified and quantified the impact of inventory reductions by customers due to the uncertainty in Europe and the effect of the reductions in copper prices, but these factors do not appear in your segment

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December 14, 2012

discussion. Please note that Management’s Discussion and Analysis should analyze the reasons underlying changes in line items and quantify such reasons, where practicable. Please revise your Management’s Discussion and Analysis in your future filings to provide the requisite analysis. See Item 303 of Regulation S-K and SEC Release NO. 33-8350.

Response:

In future filings, we will identify within Management’s Discussion and Analysis, to the extent material, the factors that led to changes in our period-over-period operating results within each of our segments. For example, when factors such as inventory reductions by customers or changes in commodity prices have had a material impact, we will describe those reasons as well as provide an analysis of the underlying changes and will quantify the impact, where practicable.

Critical Accounting Estimates, page 27

Long-Lived Assets, page 29

3.	You determined that none of your goodwill was impaired during 2011. The fair values of your reporting units were substantially in excess of the carrying values as of your most recent impairment testing date, except for one recently acquired reporting unit. To the extent that goodwill for this reporting unit, if impaired, could materially impact your operating results, please provide the following disclosures in future filings:

•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most recent test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please show us supplementally what your revised disclosures will look like.

Response:

In future filings, where material we will provide the disclosures referenced above within Critical Accounting Estimates, or under another appropriate caption. Supplementally, we provide below an example of how that disclosure might appear:

As of the date of our most recent testing, XXXXXXX XX, 20XX, we determined that none of our goodwill was impaired. The fair value of each reporting unit was substantially in excess of the applicable carrying value, except for RU, a reporting unit we acquired in 20XX. The estimated fair value of RU exceeded its carrying value by approximately XX%, and the goodwill allocated to RU is approximately $XX million. The assumptions used to estimate fair value were based on the past performance of the reporting unit as well as the projections incorporated in our current operating plan. Significant assumptions included sales growth, profitability, and related cash flows, along with cash flows associated with taxes and capital spending. The

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December 14, 2012

discount rate used to estimate fair value was risk adjusted in consideration of the economic conditions in effect at the time of the impairment test. We also considered assumptions that market participants may use. By their nature, these assumptions involve risks and uncertainties, with the primary factor that could have an adverse effect being our assumptions relating to growing revenues consistent with our current operating plan. (To the extent other potential events or circumstances are present that could have a significant negative effect on the estimated fair value, we will add those accordingly.)

Form 8-K filed on November 8, 2012

Exhibit 99.1

4.	We remind you that Item 10(e)(1)(i)(a) of Regulation S-K states that you should not present non-GAAP financial measures with equal or greater prominence than the most directly comparable GAAP financial measure. Your earnings release appears to place more prominence on certain non-GAAP financial measures. For example, your headings only refer to non-GAAP financial measures and your outlook only discusses non-GAAP financial measures. Please revise as necessary in future filings. In future filings, please also present the most directly comparable GAAP financial measures for forward-looking information and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures to the extent available without unreasonable effort. Please show us supplementally what your revised disclosures will look like. Refer to Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of the Form 8-K.

Response:

In future filings, we will present non-GAAP financial measures only where we present the most directly comparable GAAP measures with equal or greater prominence. With respect to forward-looking information, we also will present the most directly comparable GAAP financial measure and provide a quantitative reconciliation of the differences between the non-GAAP and GAAP financial measures to the extent available without unreasonable effort. Supplementally we provide below an example of how that disclosure might appear:

Securities and Exchange Commission

December 14, 2012

	Revenue Guidance for	Revenue Guidance for the
	the Three Months Ended	Twelve Months Ended
December 31, 2012
(In millions)
GAAP revenues	$XXX - $YYY	$X,XXX - $Y,YYY
Purchase accounting effects related to acquisitions and deferred revenue adjustments	X	X

Adjusted revenues	$XXX - $YYY	$X,XXX - $Y,YYY

	Earnings Guidance for	Earnings Guidance for the
	the Three Months Ended	Twelve Months Ended
December 31, 2012
GAAP income from continuing operations per diluted share (1)	$X.XX - $Y.YY	$X.XX - $Y.YY
Asset impairment	.XX	.XX
Severance and other restructuring costs	.XX	.XX
Purchase accounting effects related to acquisitions	.XX	.XX
Amortization of intangible assets	.XX	.XX
Loss on debt extinguishment	.XX	.XX
Adjusted income from continuing operations per diluted share	$X.XX - $Y.YY	$X.XX - $Y.YY

(1)	Our guidance for income from continuing operations per diluted share is based upon the extent of information currently available regarding events and conditions that will impact our future operating results for the periods noted above. Our actual income from continuing operations per diluted share may be impacted by other additional events for which information is not available, such as asset impairments, purchase accounting effects related to future acquisitions, severance and other restructuring costs, gains (losses) recognized on the disposal of tangible assets, gains (losses) on debt extinguishment, and other gains (losses) related to events or conditions that are not yet known.

*        *        *         *        *

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to any of the foregoing, please feel free to contact me at 314-854-8000.

Sincerely,

/s/ Henk Derksen
Henk Derksen
Senior Vice President, Finance, and Chief Financial Officer